February 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Damon Colbert

Re:	4,750,000 Shares

BG Medicine, Inc.

Common Stock

Registration No. 333-164574

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective underwriters of the above issue, hereby joins in the request of BG Medicine, Inc. that the effectiveness of the Registration Statement on form S-1 (Registration No. 333-164574) relating to such shares be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on February 3, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated February 1, 2011:

150        to        institutions; and

270        to        others.

Number of underwriters and dealers to whom the preliminary prospectus was furnished: 3

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours, LAZARD CAPITAL MARKETS LLC ROBERT W. BAIRD & CO. INCORPORATED COWEN AND COMPANY, LLC By: LAZARD CAPITAL MARKETS LLC

By:	/S/ DAVID G. MCMILLAN, JR.
Name: David G. McMillan, Jr. Title: Managing Director